Mark C Lee

Tel 916.442.1111

Fax 916.448.1709

leema@gtlaw.com

September 26, 2014

Via EDGAR and FedEx

Maryse Mills-Apenteng

Special Counsel

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	World Moto, Inc.

Amendment No. 4 to Registration Statement on Form S-1

Filed on September 12, 2014

File No. 333-195710

Dear Ms. Mills-Apenteng:

On behalf of World Moto, Inc., a Nevada corporation (the “Company”), we are responding to written and oral comments from the Staff of the Securities and Exchange Commission (“Staff”), relating to the Company’s Amendment No. 4 to the Registration Statement on Form S-1 filed on September 12, 2014. In response to the oral comments from the Staff on September 17, 2014, the Company has revised its response to comment 5 of the letter from the Staff sent on August 27. Additionally, we have included the Company’s response to the letter from the Staff dated September 26, 2014. We are including a courtesy marked copy of the Company’s Amendment No. 5 to the Registration Statement on Form S-1 (“Amendment No. 5”) with this letter.

Response to Letter, dated September 26, 2014

Item 16 – Exhibits

1.	Please file as an exhibit to the registration statement a complete copy of the articles of incorporation, as amended. Refer to Item 601(b)(3)(i) of Regulation S-K.

The Company respectfully informs the Staff that Amendment No. 5 has been updated to include the requested exhibit.

Response to Oral Comments from Staff on September 17, 2014

Note 3 – Acquisition of World Moto Assets, page F-17

Securities and Exchange Commission

Division of Corporation Finance

September 26, 2014

5. We have reviewed your response to prior comment 3. Your response indicates that you have concluded that you are the accounting and legal acquirer in this transaction. Tell us how you considered the ownership percentages between the entities/shareholders. Provide the ownership percentages of the new shareholders as of the acquisition date. Further, if the “new” shareholders have control as of the acquisition date, describe how you considered recording the assets transferred at their historical cost. We refer you to SAB Topic 5G.

Company Response 5:

The Company respectfully informs the Staff that after having carefully reviewed the ownership percentages of the new shareholders as of the acquisition date and SAB Topic 5G, it believes that the assets acquired from Old WM should be recorded at the transferors’ historical cost basis, which was zero, because the new shareholders obtained control as of the acquisition date, with an overall ownership percentage of approximately 60%. The Company also believes that the shares issued to the new shareholders should be recorded at zero as part of the transaction.

The Company has updated Amendment No. 5 to include the following adjustments:

1.	To remove the intangible assets initially capitalized by the Company at fair value of common stock issued to the new shareholders;
2.	To adjust the shares issued to the new shareholders for the assets to their historical cost basis of zero;
3.	To remove the amortization expense previously recorded for the intangible assets.

***

We hope that the foregoing addresses all of the Staff’s comments. In the event the Staff has no further comments, we would appreciate written correspondence to that effect.

If you have any questions regarding this response, please do not hesitate to contact me directly at (916) 442-1111.

Best regards, /s/ Mark Lee Mark C Lee Shareholder

Securities and Exchange Commission

Division of Corporation Finance

September 26, 2014

ACKNOWLEDGEMENT

In connection with World Moto, Inc.’s (the “Company”) letter dated September 26, 2014,

addressed to the Securities Exchange Commission (the “Commission”), we acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

WORLD MOTO, INC.

/s/ Paul Giles

_____________________________

Paul Giles

President